77c
Shareholder meeting results (Unaudited)

The annual meeting of shareholders of the fund was held on October 28, 2005. At the meeting, each of the nominees for Trustees was elected, as follows:

					Common Shares

						 Votes
				   Votes for	withheld

	Jameson Adkins Baxter	12,981,141 		592,534
	Charles B. Curtis	12,979,776		593,899
	Myra  R. Drucker	12,974,415		599,260
	Charles E. Haldeman Jr.	12,986,013		587,662
	Paul L. Joskow		12,983,913		589,762
	Elizabeth T. Kennan	12,963,279		610,396
	John H. Mullin III	12,987,599		586,076
	George Putnam, III	12,934,034		639,641
	W. Thomas Stephens	12,971,410		602,265
	Richard B. Worley	12,982,858		590,817


					Preferred Shares

						 Votes
				   Votes for	withheld


	John A. Hill	           3,839      176
	Robert E. Patterson	  3,839	  176